August 28, 2015

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Recro Pharma, Inc.

Registration Statement on Form S-3

Filed August 20, 2015

File No. 333-206492

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Recro Pharma, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated August 27, 2015 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the SEC on August 20, 2015.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. We intend to file an amended Registration Statement to the Staff concurrently with this response.

Where You Can Find Additional Information, page 22

1.	Please incorporate by reference the Current Report on Form 8-K filed on April 10, 2015.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to specifically incorporate by reference the Form 8-K filed on April 10, 2015.

General

2.	Please be advised that we will not be in a position to declare the registration statement effective until we resolve all issues concerning your pending confidential treatment request.

The Company acknowledges the Staff’s comment and advises the Staff that its pending confidential treatment request was granted on August 27, 2015.

Securities and Exchange Commission

August 28, 2015

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4803.

Sincerely,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:	Via E-mail

Gerri A. Henwood

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